Exhibit 99.1

Dada Announces Unaudited Third Quarter 2022 Financial Results

SHANGHAI, China, Nov. 17, 2022 (GLOBE NEWSWIRE) -- Dada Nexus Limited (NASDAQ: DADA, “Dada” or the “Company”), China’s leading local on-demand delivery and retail platform, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Highlights

●	Total net revenues in the third quarter were RMB2,380.1 million, an increase of 41.1% year over year from RMB1,686.8 million in the same period of 2021.

●	Total Gross Merchandise Volume (“GMV”) of JDDJ for the twelve months ended September 30, 2022 was RMB58.9 billion, an increase of 58.3% year over year from RMB37.2 billion in the same period of 2021.

●	Number of active consumers for the twelve months ended September 30, 2022 was 75.4 million, as compared with 57.1 million in the same period of 2021.

“We are delighted to open a new chapter of Dada with yet another strong quarter despite macro uncertainties, thanks to the trust from our employees, customers, riders, and strategic partners,” said Mr. Jeff He, President of Dada. “We continued to support the recovery of domestic consumption with industry-leading technology and infrastructure, while making further progress in the digital transformation of brick-and-mortar retail. Leveraging the unique strengths of our dual-engine business model and further collaboration with JD.com, we remain confident in capturing the tremendous opportunity of on-demand retail in the long run.”

“Our results speak of the resilience of our business,” said Mr. Beck Chen, Chief Financial Officer of Dada. “We maintained rapid revenue growth of 41% year over year in the third quarter. Meanwhile, we continued to make remarkable progress toward profitability, with non-GAAP operating margin1 improving by over 15 percentage points year over year. Looking ahead, we will remain committed to pursuing high-quality growth and delivering value for all stakeholders.”

Third Quarter 2022 Financial Results

Total net revenues were RMB2,380.1 million, an increase of 41.1% year over year from RMB1,686.8 million in the same period of 2021.

	For the three months ended September 30,
	2021	2022
	(RMB in thousands)
Net Revenue
Dada Now
Services	592,508	819,764
Sales of goods	21,781	16,125
Subtotal	614,289	835,889
JDDJ
Services note (1)	1,072,490	1,544,257
Total	1,686,779	2,380,146

Note:

(1) Includes net revenues from (i) commission fee, and online advertising and marketing services of RMB629,719 and RMB1,012,998 for the three months ended September 30, 2021 and 2022, respectively; and (ii) fulfillment services and others of RMB442,771 and RMB531,259 for the three months ended September 30, 2021 and 2022, respectively.

●	Net revenues generated from Dada Now increased by 36.1% from RMB614.3 million in the third quarter of 2021 to RMB835.9 million in the third quarter of 2022, mainly driven by the increase in order volume of intra-city delivery service to chain merchants.

●	Net revenues generated from JDDJ increased by 44.0% from RMB1,072.5 million in the third quarter of 2021 to RMB1,544.3 million in the third quarter of 2022, mainly due to the increase in GMV from the same quarter last year, which was driven by increases in the number of active consumers and average order size. The increase in online marketing services revenue as a result of the increasing promotional activities launched by brand owners and retailers also contributed to the increment of the net revenues generated from JDDJ.

Total costs and expenses were RMB2,919.6 million, compared with RMB2,282.3 million in the same quarter of 2021.

●	Operations and support costs were RMB1,466.8 million, compared with RMB1,235.7 million in the same quarter of 2021. The increase was primarily due to an increase in rider cost as a result of increasing order volume for intra-city delivery services provided to various chain merchants on the Dada Now platform and retailers on the JDDJ platform.

●	Selling and marketing expenses were RMB1,149.7 million, compared with RMB780.3 million in the same quarter of 2021. The increase was primarily due to (i) growing incentives to JDDJ consumers, (ii) an increase in advertising and marketing expenses to attract new consumers to JDDJ platform, and (iii) amortization of the business cooperation agreement in connection with the share subscription transaction with JD.com in February 2022.

●	General and administrative expenses were RMB107.0 million, compared with RMB98.5 million in the same quarter of 2021. The increase was mainly attributable to increases in professional service fees.

●	Research and development expenses were RMB180.5 million, compared with RMB148.0 million in the same quarter of 2021. The increase was mainly attributable to the increase in research and development personnel cost as the Company continues to strengthen its technological capabilities.

Loss from operations was RMB485.5 million, compared with RMB565.8 million in the same quarter of 2021.

Non-GAAP loss from operations1 was RMB300.1 million, compared with RMB472.1 million in the same quarter of 2021.

Net loss was RMB454.3 million, compared with RMB542.7 million in the same period of 2021.

Non-GAAP net loss2 was RMB270.2 million, compared with RMB450.1 million in the same period of 2021.

Net loss attributable to ordinary shareholders of Dada was RMB454.3 million, compared with RMB542.7 million in the same quarter of 2021.

Non-GAAP net loss attributable to ordinary shareholders of Dada3 was RMB270.2 million, compared with RMB450.1 million in the same quarter of 2021.

Basic and diluted net loss per share was RMB0.44, compared with RMB0.57 for the third quarter of 2021.

Non-GAAP basic and diluted net loss per share4 was RMB0.26, compared with RMB0.48 for the third quarter of 2021.

As of September 30, 2022, the Company had RMB5,208.9 million in cash, cash equivalents, restricted cash and short-term investments, an increase from RMB1,764.8 million as of December 31, 2021.

Pursuant to our US$70 million share repurchase program announced in March 2022, as of September 30, 2022, the Company had repurchased approximately US$56.6 million of ADSs under this repurchase program.

Environment, Social Responsibility and Corporate Governance

The Company continued to execute its ESG strategy in a committed and proactive way:

●	During the third quarter, a number of cities including Shanghai, Beijing, Shenzhen, Dalian, Shijiazhuang, Chengdu and Guiyang experienced COVID-19 resurgence. JDDJ and Dada Now worked to coordinate merchants’ offerings and delivery capacity to ensure the supply of daily necessities to the affected communities. Dada received appreciation letters from relevant governmental authorities in Shanghai, Chengdu, Shijiazhuang, etc., all of which recognized the Company's contributions to maintaining the supply of essential goods during COVID-19 resurgence.

●	In September, JDDJ released the “Double Zero” policy for the Double 11 shopping festival, which allows new stores that list on Shop Now to enjoy zero deposit and zero platform usage fees, aiming to help retailers expand business by leveraging Shop Now.

●	In August, Dada teamed up with Walmart China and the China Foundation for Rural Development to launch the “Nutritious Meals for Children” fundraising program, encouraging donations through online and offline channels to provide nutritious meals to children in Guizhou, Guangxi and other less developed areas.

●	Under the guidance of the "Care for the Next Generation Working Committee" of Yangpu District, Shanghai, Dada established its own "Care for the Next Generation Working Committee" and actively engaged in activities to support healthy growth of the youth.

●	In November, Dada was included in the “2022 List of Excellent Private Enterprises in Corporate Social Responsibility (CSR)” released by the All-China Federation of Industry and Commerce, which demonstrated government authorities’ recognition of Dada’s CSR efforts and contribution.

Business Outlook

For the fourth quarter of 2022, Dada expects total revenue to be between RMB2,650 million and RMB2,750 million, representing year-over-year growth of 30% to 35%. This outlook is based on information available as of the date of this press release and reflects the Company's current and preliminary expectations, which are subject to change in light of various uncertainties, including those related to the ongoing COVID-19 pandemic.

1 Non-GAAP loss from operations represents loss from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin equals non-GAAP loss from operations divided by total net revenues.

2 Non-GAAP net loss represents net loss excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and tax benefit from amortization of such intangible assets.

3 Non-GAAP net loss attributable to ordinary shareholders of Dada is net loss attributable to ordinary shareholders of Dada excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets.

4 Non-GAAP net loss per share is non-GAAP net loss attributable to ordinary shareholders of Dada divided by weighted average number of shares used in calculating net loss per share.

Conference Call

The Company will host a conference call to discuss the earnings at 8:30 p.m. Eastern Time on Thursday, Nov 17, 2022 (9:30 a.m. Beijing time on Friday, Nov 18, 2022).

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10026208-ji1ed7.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference.

A telephone replay of the call will be available after the conclusion of the conference call through Nov 25, 2022.

Dial-in numbers for the replay are as follows:

U.S./Canada	1-855-883-1031
Mainland China	400-1209-216
Hong Kong	800-930-639
Replay PIN	10026208

A live and archived webcast of the conference call will be available on the Investor Relations section of Dada’s website at https://ir.imdada.cn/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income/(loss) from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net margin is non-GAAP net income/(loss) as a percentage of total net revenues. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada is net income/(loss) attributable to ordinary shareholders of Dada excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share is non-GAAP net income/(loss) attributable to ordinary shareholders of Dada divided by weighted average number of shares used in calculating net income/(loss) per share.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income/(loss) attributable to ordinary shareholders of Dada and net income/(loss) attributable to ordinary shareholders of Dada per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Dada may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dada’s strategies; Dada’s future business development, financial condition and results of operations; Dada’s ability to maintain its relationship with major strategic investors; its ability to provide efficient on-demand delivery services and offer quality on-demand retail experience; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Dada

Dada is a leading platform of local on-demand retail and delivery in China. It operates JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The Dada Now platform enables improved delivery experience for participants on the JDDJ platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure. Meanwhile, the vast volume of on-demand delivery orders from the JDDJ platform increases order volume and density for the Dada Now platform.

For more information, please visit https://ir.imdada.cn/.

For investor inquiries, please contact:

Dada Nexus Limited

Ms. Caroline Dong

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rene.vanguestaine@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn

Appendix I

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data and otherwise noted)

	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	512,830	455,652
Restricted cash	58,020	233,475
Short-term investments	1,193,909	4,519,817
Accounts receivable	352,324	358,879
Inventories, net	6,344	8,999
Amount due from related parties	840,667	832,455
Prepayments and other current assets	479,017	296,378
Total current assets	3,443,111	6,705,655

Non-current assets
Property and equipment, net	37,555	18,553
Goodwill	957,605	957,605
Intangible assets, net	332,317	1,815,811
Operating lease right-of-use assets	76,811	39,183
Non-current time deposits	400,000	—
Other non-current assets	33,181	7,638
Total non-current assets	1,837,469	2,838,790

TOTAL ASSETS	5,280,580	9,544,445

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	100,000	100,000
Accounts payable	9,800	9,828
Notes payable	—	500,000
Payable to riders and drivers	580,983	602,308
Amount due to related parties	71,760	124,399
Accrued expenses and other current liabilities	620,406	770,101
Operating lease liabilities	35,759	23,083
Total current liabilities	1,418,708	2,129,719

Non-current liabilities
Deferred tax liabilities	27,000	23,241
Non-current operating lease liabilities	46,243	19,957
Total non-current liabilities	73,243	43,198

TOTAL LIABILITIES	1,491,951	2,172,917

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands, except share data and otherwise noted)

	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 2,000,000,000 and 2,000,000,000 shares authorized, 955,876,116 and 1,079,498,378 shares issued, 927,776,552 and 1,022,356,422 shares outstanding as of December 31, 2021 and September 30, 2022, respectively)	633	631
Additional paid-in capital	15,714,015	20,564,778
Accumulated deficit	(11,816,229)	(13,453,652)
Accumulated other comprehensive loss	(109,790)	259,771
TOTAL SHAREHOLDERS’ EQUITY	3,788,629	7,371,528

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,280,580	9,544,445

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended September 30,
	2021	2022
	RMB	RMB
Net revenues	1,686,779	2,380,146
Costs and expenses
Operations and support	(1,235,733)	(1,466,848)
Selling and marketing	(780,324)	(1,149,709)
General and administrative	(98,536)	(107,011)
Research and development	(147,982)	(180,535)
Other operating expenses	(19,750)	(15,508)
Total costs and expenses	(2,282,325)	(2,919,611)
Other operating income	29,721	53,974
Loss from operations	(565,825)	(485,491)

Other income/(expenses)
Interest expenses	(2,918)	(3,259)
Others, net	24,829	33,332
Total other income	21,911	30,073
Loss before income tax benefits	(543,914)	(455,418)
Income tax benefits	1,253	1,082
Net loss	(542,661)	(454,336)
Accretion of convertible redeemable preferred shares	—	—
Net loss attributable to ordinary shareholders of Dada Group	(542,661)	(454,336)

Net loss per share
Basic	(0.57)	(0.44)
Diluted	(0.57)	(0.44)

Weighted average shares used in calculating net loss per share
Basic	944,451,432	1,028,922,429
Diluted	944,451,432	1,028,922,429

Net loss	(542,661)	(454,336)
Other comprehensive loss
Foreign currency translation adjustments, net of tax of nil	5,348	180,685
Total comprehensive loss	(537,313)	(273,651)

DADA NEXUS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended September 30,
	2021	2022
	RMB	RMB
Loss from operations	(565,825)	(485,491)
Add:
Share-based compensation expense	50,673	52,160
Intangible assets amortization	43,099	133,237
Non-GAAP loss from operations	(472,053)	(300,094)

Net loss	(542,661)	(454,336)
Add:
Share-based compensation expense	50,673	52,160
Intangible assets amortization	43,099	133,237
Income tax benefit	(1,253)	(1,253)
Non-GAAP net loss	(450,142)	(270,192)

Accretion of convertible redeemable preferred shares	—	—

Non-GAAP net loss attributable to ordinary shareholders of Dada Group	(450,142)	(270,192)

Non-GAAP net loss per share
Basic	(0.48)	(0.26)
Diluted	(0.48)	(0.26)

Weighted average shares used in calculating net loss per share
Basic	944,451,432	1,028,922,429
Diluted	944,451,432	1,028,922,429